UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: February 14, 2005                        By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

EnerNorth Industries Inc.

Consolidated Financial Statements
Second Quarter
December 31, 2004
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the unaudited interim Consolidated Balance Sheet as at December 31, 2004, Consolidated Statements of Loss and Deficit and Consolidated Statements of Cash Flows for the six months ended December 31, 2004. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6
1-866-230-3305 www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	December 31, 2004	June 30, 2004
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$406,899	$600,313
Marketable securities (Market value $997,531,
June 30, 2004 - 680,301)	519,439	521,039
Receivables	6,777,696	7,690,129
Inventories	403,011	466,969
Unbilled revenue	533,554	1,941,548
Due from co-venturer	1,135,295	923,168
Prepaid expenses	115,398	700,851
Investment	3,293,000	3,365,000
Total current assets	13,184,292	16,209,017
Oil and gas interests (net of accumulated
depletion)	3,948,256	3,750,817
Capital assets (net of accumulated
depreciation and amortization)	3,089,423	3,272,538
Future income tax asset	30,224	30,224

	$20,252,195	$23,262,596

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$860,968	$2,213,010
Accounts payable and accrued liabilities	4,156,781	4,368,412
Due to shareholder (Note 4a)	42,000	42,000
Current portion of long-term debt	226,499	226,499
Deferred revenue	-	351,782
Future income tax liability	276,648	276,648
Oakwell claim	7,328,460	7,915,681
Total current liabilities	12,891,356	15,394,032

Long-term debt	492,373	542,109
Future income tax liability	25,617	25,617
Site Restoration	222,580	135,819
Total liabilities	13,631,926	16,097,577

Minority interest	(9,953)	75,141

Shareholders' equity
Capital stock (Note 7)	43,339,132	43,339,132
Deficit	(36,708,910)	(36,249,254)
Total shareholders' equity	$6,630,222	$7,089,878

	$20,252,195	$23,262,596

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the six		For the three
	months ended		months ended
	December 31,		December 31,
	2004	2003*	2004	2003*

Revenue
Oil and gas revenue	$482,109	$313,686	$261,352	$155,530
Royalties	91,944	55,780	34,597	29,862
	390,165	257,906	226,755	125,668

Expenses
Operating and transportation	266,494	156,215	187,658	66,399
Administrative expenses	1,123,974	617,564	632,738	446,850
Depletion and accretion	361,613	236,212	218,029	125,247
Interest	1,183	3,642	933	3,129
	1,753,264	1,013,633	1,039,358	641,625
Loss before the following	(1,363,099)	(755,727)	(812,603)	(515,957)

Foreign exchange gain (loss)	503,831	(152,824)	264,712	(152,824)
Oakwell claim	-	(1,603,000)		(1,603,000)
Interest income	164,849	59,067	67,207	19,301
Gain on sale of marketable securities	9,775	14,628	9,775	-

Net loss from continuing operations before tax	(684,644)	(2,437,856)	(470,909)	(2,252,480)

Income taxes
Future (net of valuation provision)	-	301,083	-	234,555
Utilization of loss carryforwards	-	(301,083)	-	(234,555)
-		-	-	-

Net loss from continuing operations	(684,644)	(2,437,856)	(470,909)	(2,252,480)

Net income (loss) from discontinued
operations (Note 6)	224,988	1,255,968	(77,945)	895,518

Net loss	($459,656)	($1,181,888)	($548,854)	($1,356,962)

Deficit, beginning of period	(36,249,254)	(32,085,526)	(36,160,056)	(31,910,452)
Deficit, end of period	($36,708,910)	($33,267,414)	($36,708,910)	($33,267,414)

Net loss per Common Share
Net loss per share	($0.11)	($0.29)	($0.14)	($0.33)
Net loss from continuing operations per share	($0.17)	($0.60)	($0.12)	($0.55)
Weighted average common shares
outstanding (thousands)	4,059	4,059	4,059	4,059

Fully Diluted net loss per Common Share
Net loss per share	antidilutive	antidilutive	antidilutive	antidilutive

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 6 and 8) .

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the six months		For the three months
	ended December 31		ended December 31
	2004	2003	2004	2003

Cash provided by (used in)

Operating activities
Net loss	($459,656)	($1,181,888)	($548,854)	($1,356,962)
Adjustments to reconcile net income to
net cash provided by operating activities
Amortization, depletion and accretion	517,075	384,788	290,382	190,775
Oakwell claim	-	1,603,000		1,603,000
Unrealized foreign exchange (gain) loss	(503,831)	135,000	(264,712)	135,000
Write down of capital assets	100,000	-	100,000	-
Minority Interest	(85,094)	-	(111,859)	-
Gain on sale of marketable securities	(9,775)	(14,628)	(9,775)	-
	(441,281)	926,272	($544,818)	571,813
Net change in non-cash working capital
Receivables	912,433	753,154	($91,737)	(777,691)
Inventories and unbilled revenue	1,471,952	1,256,323	928,663	(468,102)
Prepaid expenses	585,453	48,546	($52,958)	42,441
Accounts payable and accrued liabilities	(211,631)	(1,903,045)	($22,176)	783,590
Deferred revenue	(351,782)	(236,441)	($7,919)	(178,471)
	1,965,144	844,809	209,055	(26,420)

Financing activities
Bank indebtedness	(1,352,042)	(1,023,512)	($378,863)	(276,498)
Repayment of long term debt	(49,736)	(86,297)	($1,196)	(40,085)
Repayment to shareholders	-	(402,419)	0	(154,676)
	(1,401,778)	(1,512,228)	($380,059)	(471,259)

Investing activities
Purchase of capital assets	(79,323)	(54,251)	($57,247)	(18,143)
Oil and gas interests	(476,705)	(790,221)	($315,960)	(162,246)
Net change in due from co-venturer	(212,127)	(612,771)	194,952	(513,718)
Marketable securities	11,375	(298,107)	11,375	(95,000)
	(756,780)	(1,755,350)	($166,880)	(789,107)

Decrease in cash	(193,414)	(2,422,769)	($337,884)	(1,286,786)
Cash, beginning of period	600,313	6,729,283	744,783	5,593,300
Cash, end of period	$406,899	$4,306,514	$406,899	$4,306,514

Cash, end of period consists of:
Cash	$406,899	$1,942,218	$406,899	$1,942,218
Money market funds	$-	$2,364,296	$-	$2,364,296

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Six Months Ended December 31, 2004
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2004. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2004.

The Company’s primary activities are exploration, development and production of oil and gas. The unaudited consolidated financial results for the six month period ending December 31, 2004 and 2003 include the accounts of the Company and its wholly owned subsidiaries M&M Engineering Limited ("M&M") and its wholly owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited, it’s partnership Liannu LLP ("Liannu") and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. Minority interest represents the net residual interest in the equity of the partnership that belongs to the Company’s other partners in Liannu. The results of operations of its wholly owned subsidiaries are accounted for as discontinued operations (See Notes 6 and 8).

Operating results for the six months ended December 31, 2004 are not indicative of the results that may be expected for the full year ending June 30, 2005.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.	Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.	Segmented information

The Company's operations consist of one operating segment, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.	Related Party Transactions

Included in accounts receivable at December 31, 2004 are advances due from officers of the Company’s subsidiary in the amount of $14,425 (June 30, 2004 - $2,815).

These transactions were in the normal course of business and were measured at the exchange amount.

5.	Subsequent Events

a)	On February 1, 2005 the Company divested its interests in M&M (See Note 6).

b)	In January 2005, M&M formally withdrew from the North Eastern Constructors Limited ("NECL") joint venture.

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Six Months Ended December 31, 2004
(Expressed in Canadian Dollars)

6.	Discontinued Operations

On February 1, 2005 the Company divested its interests in M&M for cash proceeds of Cdn. $7,361,999. The transaction was closed in escrow on February 1, 2005 pending completion of certain closing conditions that were satisfied on February 4, 2005. Under the terms of the Purchase and Sale Agreement, the parties agreed that M&M would have working capital of not less than Cdn $3,800,000 at closing and accordingly $250,000 is held in escrow for up to 30 days pending completion of the working capital calculation of M&M at February 1, 2005. The transaction is a purchase of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income from discontinued operations.

7.	Share Capital

(a)	Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

	#	Consideration
Balance, as at June 30, 2004	4,059,009	$43,339,132

Balance, as at December 31, 2004	4,059,009	$43,339,132
(b)	Common share purchase warrants outstanding consist of the following:

		2004	2003
Exercise Price	Expiry Date	#	#
US$ 1.80	December 31, 2004	533,332	533,332
		533,332	533,332
(c)	There were no Common share purchase options outstanding at December 31, 2004 and 2003.

8.	Comparative Figures

As a result of discontinued operations the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the December 31, 2004 presentation.